UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________________________________________________________________________________________

PART I-REGISTRANT INFORMATION

Civitas Resources, Inc.
Full name of Registrant

N/A
Former name if Applicable

555 17th Street Suite 3700
Address of Principal Executive Office (Street and number)

Denver, Colorado 80202
City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Civitas Resources, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”). The Company has determined that it is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense due to integration efforts related to the merger with Extraction Oil & Gas, Inc., and its acquisition of CPPIB Crestone Peak Resources America Inc. (the “Extraction and Crestone Peak Mergers”). Due to the financial significance and timing of this merger activity in the last quarter of 2021, management of the Company has determined that it requires additional time to complete its review of the Company’s financial statements and other disclosures in the Form 10-K. The Company intends to file the Form 10-K no later than the fifteenth calendar day after its prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Cyrus D. Marter IV	(303)	293-9100
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒     Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒   Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Significant Changes in Results of Operations. As a result of the Extraction and Crestone Peak Mergers and the acquisition of HighPoint Resources Corporation that closed on April 1, 2021, the Company anticipates the Form 10-K will reflect material additions to the balance sheet as of December 31, 2021 compared to the balance sheet as of December 31, 2020 filed in the Company’s Form 10-K for the fiscal year ended December 31, 2020 (the “2020 Form 10-K”) and changes in the results of operations for the year ended December 31, 2021 compared to the results of operations for the years ended December 31, 2020 and 2019, as filed in the 2020 Form 10-K.

Because of the delay in the completion of the Form 10-K, the Company is unable to provide a reasonable estimate of the anticipated changes in its results of operations from the fiscal year ended December 31, 2020.

Civitas Resources, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2022	By:	/s/ Cyrus D. Marter IV
Cyrus D. Marter IV
General Counsel and Secretary